April 15, 2016

BY EDGAR SUBMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Aptevo Therapeutics Inc. Registration Statement on Form 10

Ladies and Gentlemen:

Submitted herewith for filing on behalf of Aptevo Therapeutics Inc. (the “Company”), a wholly owned subsidiary of Emergent BioSolutions Inc. (“Emergent”), is a Registration Statement on Form 10 relating to the registration under Section 12(b) of the Securities Exchange Act of 1934, as amended, of the Company’s common stock, par value $0.001 per share (the “Registration Statement”).

This filing is being effected by direct transmission to the Commission’s EDGAR System.

The Registration Statement relates to the proposed distribution by Emergent to its stockholders of all of the shares of the Company’s common stock, as more fully described in the Registration Statement.

Please contact the undersigned at (617) 526-6461 or Joseph B. Conahan at (617) 526-6317 with any questions or comments you may have regarding this filing.

Very truly yours,

/s/ Hal J. Leibowitz

Hal J. Leibowitz

cc:

A.B. Cruz, III, Esq., Executive Vice President and General Counsel,

Emergent BioSolutions Inc.

Eric M. Burt, Esq., Vice President and Associate General Counsel Legal Affairs and

Compliance Division, Emergent BioSolutions Inc.

Joseph B. Conahan, Esq., Wilmer Cutler Pickering Hale and Dorr LLP